Filed by Towers, Perrin, Forster & Crosby, Inc.,

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company (Commission File No. 333-161705)

The following are emails that were sent to the Principals of Towers, Perrin, Forster & Crosby, Inc. on November 10, 2009:

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Below is an update on events that have occurred over the last several days:

S-4 declared effective

We are pleased to announce that we’ve reached another key milestone relating to the merger with Watson Wyatt — the U.S. Securities and Exchange Commission (SEC) has declared the S-4 registration statement effective as of November 9, 2009.

What happens next?

On November 9, the joint proxy statement/prospectus was distributed to all Towers Perrin shareholders, under which Towers Perrin will seek a vote to approve the merger and related matters. The joint proxy statement/prospectus is also being mailed to Watson Wyatt shareholders. We also distributed election materials on November 9 to Towers Perrin shareholders who are eligible to make a Class R election.

Shareholder meetings will be held by both companies on Friday, December 18, and we anticipate knowing the final outcome of both shareholder votes shortly thereafter. Towers Perrin shareholders will also have the opportunity to ask questions during internal conference calls that will be scheduled shortly.

The transaction remains subject to various closing conditions, including regulatory approval by the European Commission.

If each company obtains the requisite shareholder vote, and we receive approval from the European Commission by that time, we would anticipate closing shortly after the shareholder meetings, subject to satisfaction of the other closing conditions contained in the merger agreement.

Former Towers Perrin shareholders file lawsuit

We regret to advise you that several former executives of Towers Perrin have initiated a putative class action lawsuit against the firm, its Board of Directors and certain members of senior management relating to the proposed merger with Watson Wyatt. Towers Perrin believes the lawsuit is entirely without merit and plans to defend against it vigorously. We are confident the lawsuit will not impair our ability to close the merger with Watson Wyatt, subject to regulatory and shareholder approvals.

The plaintiffs — John Lynch, Alan Dugan, Ron Giesinger, Marv Greene, Rollie Stichweh, John Kneen, Russ Southworth, Bruce Pittenger, John Von Hagen and Coby Van de Graaf — are former senior managers who retired from Towers Perrin at various times between 1995 and 2000. They contend that the firm and its Board of Directors and current shareholders do not have the right to modify the capital structure of the firm through the planned merger with Watson Wyatt, and that if the merger is completed, they are entitled to special compensation. The basis for their claim is an alleged commitment that the firm would remain privately owned in perpetuity. Towers Perrin vigorously denies that the plaintiffs are entitled to any such special compensation.

We are disappointed that these retired executives have chosen to proceed as they have. Their lawsuit is clearly contrary to the best interests of the firm and its shareholders, ignores the challenges and realities of the competitive environment in which the firm currently operates, and improperly challenges the right of the Board of Directors and current shareholders to make decisions to ensure the firm’s future success.

Holding Statement

Since this dispute with former executives is the subject of litigation, it is important that you do not discuss it with anyone outside the firm and that you do not comment on it unless there is a compelling business need to do so and, in that instance, you should limit your comments to the points contained in the Holding Statement that is posted on the Stakeholders Site. You should not distribute the Holding Statement. It is intended to be used solely as talking points in the event of an inquiry. Any inquiries from the press must be referred to Joe Conway in Media Relations in Valhalla at (xxx) xxx-xxxx.

The lawsuit is disclosed as a Risk Factor in the SEC Form S-4, as amended.

If you have questions, please contact Kevin Young or Rian Miller.

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Holding Statement

Statement to be used in response to inquiries about a class action law suit commenced by former members of Towers Perrin’s senior management seeking damages in connection with the proposed merger with Watson Wyatt:

Towers Perrin considers the lawsuit filed by former senior managers of the firm to be entirely without merit. We are confident the lawsuit will not impair our ability to proceed with the successful merger of Towers Perrin and Watson Wyatt, subject to the required regulatory and shareholder approvals.

Plaintiffs retired from the firm at various times between 1995 and 2000. When they retired, they sold their Towers Perrin stock back to the firm, thereby terminating their ownership interest in the firm. Nevertheless, plaintiffs now contend that the Board of Directors and current shareholders do not have the right to change the private ownership of the firm through the planned merger with Watson Wyatt, and that if the merger is completed, plaintiffs will be entitled to damages. Towers Perrin vigorously disputes these contentions.

Plaintiffs were compensated for their service to the firm and their shares of Towers Perrin stock were repurchased upon their retirement, as provided for by the Company’s Bylaws which governed the terms of the repurchase. They are not entitled to any additional compensation as a result of the proposed merger.

We regret the action the plaintiffs have taken. We will defend ourselves vigorously and ensure that their action does not distract us from pursuing the best interests of the firm and its shareholders.

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Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

A variety of factors could cause actual results to differ from those set forth in the forward-looking statements, including the risks and factors identified under “Risk Factors” in the joint proxy statement/prospectus included in the registration statement on Form S-4/A filed by Jupiter Saturn Holding Company on November 9, 2009 with the Securities and Exchange Commission, as amended from time to time, and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the Securities and Exchange Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued on November 10, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4, as amended from time to time, with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You can obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.